Exhibit 8

LIST OF SIGNIFICANT SUBSIDIARIES

The following table lists MobiFon Holdings B.V.’s significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, as at March 31, 2005.  The table includes the legal name of the subsidiary, its jurisdiction of incorporation and the name under which it does business.

COMPANY NAME	JURISDICTION OF INCORPORATION	NAME UNDER WHICH IT IS DOING BUSINESS

MOBIFON S.A.	Romania	Connex Vodafone

(Connex changed to Connex Vodafone on October 28, 2005)